SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Start-up of Platform P-58 in Parque das Baleias

Rio de Janeiro, March 18th, 2014 – Petróleo Brasileiro S.A. – Petrobras announces that the production platform P-58 started-up operation this Monday (03/17/14) in the complex known as Parque das Baleias, off the coast of Espírito Santo state in Campos Basin, in line with the company’s 2014-2018 Business and Management Plan, through the well 7-BFR-7-ESS, a pre-salt reservoir producer, with an excellent productivity, as expected.

P-58 is part of the North project of Parque das Baleias, which encompasses production from Baleia Franca, Cachalote, Jubarte, Baleia Azul and Baleia Anã fields.

P-58 is installed at approximately 85 km off the Espírito Santo coast, at a water depth of 1,400 meters. In the upcoming months, 15 production wells, eight pre-salt and seven post-salt, as well as nine injection wells will be interconnected to it through 250 km of flexible pipelines and two subsea manifolds (equipment that transfers oil from wells to the platform).

The FPSO (Floating, Production, Storage and Offloading) type vessel has a daily processing capacity of 180,000 barrels of oil and 6,000,000 cubic meters of natural gas.

Shuttle tankers will be responsible for exporting oil from the platform and a gas pipeline will transport natural gas to the Cacimbas Gas Treatment Unit in the municipality of Linhares, in Espírito Santo state.

The construction work created some 4,500 direct jobs, 13,500 indirect jobs and reached a local content of 64%.

The construction of the platform’s oil processing and gas compression modules took place in Rio de Janeiro. These modules were then taken to the Honório Bicalho shipyard in the city of Rio Grande – RS, where the construction of the electrical panels and main power generating modules occurred. Besides integrating all modules on the platform’s hull.

Also according to Petrobras’ 2014-2018 Business and Management Plan, three new platforms will start-up operation in the second quarter of 2014. At Roncador, in Campos Basin, the platform P-62 will develop the field together with the platforms P-52, P-54 and P-55. P-55 started-up production in December 2013.

At the Papa Terra field, the platform P-61 and a support drilling well semisubmersible platform SS-88 TAD (Tender Assisted Drilling) will come into operation. These units will develop the production of Papa-Terra together with platform P-63, which started-up production in November, 2013.

Technical Specifications for P-58:

Oil processing capacity: 180,000 barrels per day;

Gas treatment and compression capacity: 6,000,000 m³ per day;

Local Content: 64%;

Water injection treatment capacity: 58,000 m³ per day

Electric generation capacity: 100 MW;

Water depth: 1,400 m;

Accommodation: 110 people;

Total weight of the platform: 63,300 tons.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.